FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

HIVE Digital Technologies Ltd. ("HIVE" or the "Company")

# 855 - 789 West Pender Street
Vancouver, BC V6C 1H2

Item 2 Date of Material Change

May 22, 2025.

Item 3 News Release

The press release attached as Schedule "A" was released on May 22, 2025 by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras

Chief Financial Officer

T: 604-664-1078

Item 9 Date of Report

May 22, 2025.

Schedule "A"

HIVE Digital Technologies Celebrates Record 9.5 EH/s Milestone, Driving Shareholder Value on Path to 25 EH/s by 2025

This news release constitutes a "designated news release" for the purposes of the Company's amended and restated prospectus supplement dated May 14, 2025 to its short form base shelf prospectus dated September 11, 2024.

San Antonio, Texas--(Newsfile Corp. - May 22, 2025) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (the "Company" or "HIVE"), a global leader in sustainable digital infrastructure, proudly announces a new all-time high of 9.5 Exahash per second (EH/s) in Bitcoin mining hashrate. This achievement positions HIVE above 1% of the global Bitcoin network and marks a pivotal milestone in a transformative journey dedicated to delivering long-term value for shareholders while advancing toward an ambitious 25 EH/s goal by the end of 2025.

A Journey of Milestones for Shareholders

HIVE's ascent to 9.5 EH/s reflects a series of strategic victories that underscore its commitment to growth and sustainability. From energizing its first 100 MW hydro-powered data center in Yguazú, Paraguay, to surpassing 1% of the global Bitcoin network's hashrate, HIVE's team has exceeded expectations. This milestone translates to mining over 4.5 Bitcoin daily, capturing a meaningful share of the network's rewards and reinforcing HIVE's position as a top-tier player in the blockchain ecosystem.

The Company's progress is driven by a clear vision: to scale responsibly while maximizing shareholder returns. By leveraging 100% renewable energy and state-of-the-art technology, HIVE is building a foundation for sustained growth. The recent acceleration in hashrate, adding roughly 1 EH/s weekly, surpassing earlier projections, demonstrates the team's operational excellence and dedication to delivering results.

Building Momentum for the Future

Achievable, value-driven milestones mark HIVE's roadmap. By June 2025, the Company expects to reach 11.5 EH/s, completing the first phase of its expansion with enhanced energy efficiency. This progress is fueled by ongoing deployments at the Yguazú facility, where new Bitcoin mining equipment is being installed to boost capacity.

Looking ahead, HIVE is preparing to launch a second 100 MW facility in Yguazú by summer 2025, targeting 18 EH/s and aiming to capture 2% of the global network. The journey will culminate with a third 100 MW campus in Valenzuela, Paraguay, set to drive HIVE to its 25 EH/s target by Q4 2025. Each step forward strengthens HIVE's competitive edge, ensuring greater efficiency and profitability for shareholders.

Leadership Perspectives

Frank Holmes, Co-Founder and Executive Chairman of HIVE, stated: "Our journey is about creating lasting value for our shareholders. The team, led by Country President Gabriel Lamas in Paraguay, has outperformed expectations, scaling our operations at an unprecedented pace. These milestones are not just numbers-they represent our commitment to building a sustainable, high-growth company. We're setting the stage for an extraordinary 2025."

Aydin Kilic, President and CEO of HIVE, added: "Hitting 9.5 EH/s is a testament to our strategic focus and execution. We're mining a significant share of Bitcoin's daily rewards, and our growth trajectory positions us to double our network share by the end of summer. For our shareholders, this means a stronger, more resilient HIVE, ready to thrive in a dynamic market."

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies Ltd. is a sustainability-driven leader in digital infrastructure, mining Bitcoin using 100% renewable energy. Operating data centers across Canada, Sweden, and Paraguay in nine time zones and five languages, HIVE is dedicated to advancing the blockchain ecosystem while strategically managing digital assets to deliver long-term shareholder value.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast, Director of Marketing and Branding

Frank Holmes, Executive Chairman

Aydin Kilic, President & CEO

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to: the acquisition of the newsite in Paraguay and its potential, the timing of it becoming operational; business goals and objectives of the Company; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; the receipt of government consents; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward- looking information include, but are not limited to: the inability to enter into a binding agreement and complete the acquisition of the Paraguay site on the terms as announced or at all; the inability to complete the construction of the Paraguay acquisition on an economic and timely basis and achieve the desired operational performance; the ongoing support and cooperation of local authorities and the Government of Paraguay; the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's ATM Program and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of pandemics on the business of the Company, including but not limited to the effects of pandemics on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the Company's current expectations, assumptions, and/or beliefs based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance, and accordingly, undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new nformation, future events or otherwise, other than as required by law.

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/253031